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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Name of Issuer)

Royal Dutch Petroleum Company

(Translation of Issuer’s name into English)

Ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each

(Title of Class of Securities)

780257804

(CUSIP Number)

Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 780257804

1.	Name of Reporting Person: Royal Dutch Shell plc		I.R.S. Identification Nos. of above persons (entities only): None

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,961,615,975

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,961,615,975

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,961,615,975

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 94.79%

14.	Type of Reporting Person (See Instructions): HC, CO

Item 1. Security and Issuer
     The title of the class of equity securities to which this Schedule 13D relates is ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each (the “Ordinary Shares”) of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company organized pursuant to the laws of the Netherlands (“Royal Dutch”). The address of the principal executive offices of Royal Dutch is 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands.
Item 2. Identity and Background
     The name of the person filing this statement is Royal Dutch Shell plc, a public limited company organized pursuant to the laws of England and Wales (“Royal Dutch Shell”).
     On May 19, 2005, Royal Dutch Shell commenced an exchange offer for all of the Ordinary Shares of Royal Dutch (the “Offer”). Concurrently, the “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) published definitive documentation with respect to a scheme of arrangement under English law of Shell Transport (the “Scheme”).
     On July 20, 2005, Royal Dutch Shell, Royal Dutch and Shell Transport announced that all conditions to the Offer and the Scheme had been satisfied or waived and that Royal Dutch Shell had become the parent company of Royal Dutch, Shell Transport and, through Royal Dutch and Shell Transport, of the Royal Dutch/Shell Group of Companies (the “Group”; collectively, Royal Dutch Shell, Royal Dutch, Shell Transport and the Group are referred to as the “Shell Group”).
     On July 20, 2005, Royal Dutch Shell also announced that it had commenced a subsequent offer acceptance period (the “Subsequent Offer Acceptance Period”; the Offer, including the Subsequent Offer Acceptance Period, the “Exchange Offer” and together with the Scheme, the “Transaction”) expiring on August 9, 2005. During this period, holders of Ordinary Shares of Royal Dutch are permitted to tender any remaining Ordinary Shares of Royal Dutch as described in the prospectus dated May 19, 2005 in respect of the Exchange Offer (the “Prospectus”). The Subsequent Offer Acceptance Period is not an extension of the Offer, in respect of which exchanges of Royal Dutch Shell shares for Ordinary Shares of Royal Dutch tendered were settled on or before July 25, 2005. During the Subsequent Offer Acceptance Period there are no withdrawal rights either for Royal Dutch Shares tendered for exchange in the Offer or for those tendered during the Subsequent Offer Acceptance Period. Royal Dutch Shell will promptly accept for exchange any Ordinary Shares of Royal Dutch tendered during the Subsequent Offer Acceptance Period at the same exchange ratio as in the Offer (as described below).
     Except as described above and any obligations assumed by Royal Dutch Shell in connection with becoming the parent company of the Shell Group, Royal Dutch Shell has not engaged in any operational activities since its incorporation on February 5, 2002. The primary object of Royal Dutch Shell is to carry on the business of a holding company.

     The address of the principal business and the principal office of Royal Dutch Shell is 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands. Set forth in Schedule A attached hereto, which is incorporated herein by reference, is the name, citizenship, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of Royal Dutch Shell’s directors and executive officers. During the last five years, neither Royal Dutch Shell nor, to Royal Dutch Shell’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Royal Dutch Shell nor, to Royal Dutch Shell’s knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Royal Dutch Shell has acquired beneficial ownership of 1,961,615,975 Ordinary Shares of Royal Dutch, or 94.79% of the Ordinary Shares of Royal Dutch. This includes (i) all Ordinary Shares exchanged by Royal Dutch Shell for Royal Dutch Shell shares in the Offer and (ii) all Ordinary Shares tendered prior to the filing hereof in the Subsequent Offer Acceptance Period. Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Ordinary Shares in New York registry form tendered in the Offer via the guaranteed delivery procedure not delivered to the U.S. exchange agent in respect of the Offer as required by the Prospectus. Under the terms of the Exchange Offer, (a) for every Ordinary Share or Royal Dutch held in New York registry form tendered in the Exchange Offer, the tendering shareholder received one Royal Dutch Shell Class A American depository receipt (each, a “Class A ADR”) representing two Royal Dutch Shell Class A ordinary shares of Royal Dutch (each, a “Class A Share”) and (b) for every Ordinary Share of Royal Dutch held in bearer or Hague registry form tendered in the Exchange Offer, the tendering shareholder received two Class A Shares. Other than the issuance of Class A Shares and Class A ADRs, no consideration was paid to shareholders of Royal Dutch in connection with the Exchange Offer.
Item 4. Purpose of Transaction
     Pursuant to the Exchange Offer, Royal Dutch Shell offered to acquire all of the Ordinary Shares of Royal Dutch. Upon consummation of the Offer and the Scheme, Royal Dutch Shell became the holding company of both Royal Dutch and Shell Transport and, through Royal Dutch and Shell Transport, the Group.
     (a) As described above, on July 20, 2005, Royal Dutch Shell commenced the Subsequent Offer Acceptance Period that will expire on August 9, 2005.

In addition, as indicated in the Prospectus and the announcements of July 20, 2005, Royal Dutch Shell reserves the right to use any legally permitted method to obtain 100% of the Ordinary Shares of Royal Dutch. This could include a squeeze out procedure, engaging in one or more corporate restructuring transactions, such as a merger, liquidation, transfer of assets or conversion of Royal Dutch into another form or corporate entity, or changing the Royal Dutch articles of association to alter the corporate or capital structure in a manner beneficial to Royal Dutch Shell. Further, Royal Dutch Shell could engage in one or more transactions with minority holders of Ordinary Shares of Royal Dutch which may include public or private exchanges, tender offers or purchases for consideration consisting of Royal Dutch Shell shares, other securities or cash.
     If the number of Ordinary Shares of Royal Dutch that have been acquired in the Exchange Offer represent at least 95% of the issued share capital of Royal Dutch that is then outstanding, Royal Dutch Shell expects, but is not obligated, to initiate squeeze-out proceedings in accordance with Article 2:92a of the Dutch Civil Code with a view to acquiring all Ordinary Shares of Royal Dutch held by minority holders of Ordinary Shares of Royal Dutch against payment of a price in cash to be determined by a Dutch court. Under these proceedings, the price paid for Ordinary Shares of Royal Dutch held by minority holders of Ordinary Shares of Royal Dutch will be determined by a Dutch court, which could appoint experts to advise it on the value of Ordinary Shares of Royal Dutch. Further, if the squeeze-out proceedings are successful, the minority holders of Ordinary Shares of Royal Dutch will be required to transfer their Ordinary Shares of Royal Dutch against payment of the price determined. Also, upon payment of the amount required to purchase the Ordinary Shares of Royal Dutch into a prescribed bank account, Royal Dutch Shell would become the holder of the Ordinary Shares of Royal Dutch by operation of law. The only remaining right of the minority holders of Ordinary Shares of Royal Dutch would be to receive payment for their Ordinary Shares of Royal Dutch.
     (b) Other than the unification of Royal Dutch and Shell Transport under Royal Dutch Shell pursuant to the Exchange Offer and the Scheme and any transactions described in the following sentence, no other extraordinary corporate transaction with respect to Royal Dutch is currently planned. As indicated in the Prospectus and the announcements of July 20, 2005, Royal Dutch Shell reserves the right to use any legally permitted method to obtain 100% of the Ordinary Shares of Royal Dutch. This could include a squeeze out procedure, engaging in one or more corporate restructuring transactions, such as a merger, liquidation, transfer of assets or conversion of Royal Dutch into another form or corporate entity, or changing the Royal Dutch articles of association to alter the corporate or capital structure in a manner beneficial to Royal Dutch Shell. Further, Royal Dutch Shell could engage in one or more transactions with minority holders of Ordinary Shares of Royal Dutch which may include public or private exchanges, tender offers or purchases for consideration consisting of Royal Dutch Shell shares, other securities or cash.

     (c) No sale or transfer of a material amount of assets of Royal Dutch or any of its subsidiaries is currently planned or proposed.
     (d) There are no plans or proposals to change the present board of directors or management of Royal Dutch (including no plans or proposals to change the number or term of directors or to fill any existing vacancies on the board).
     (e) No material change is currently planned or proposed in the present capitalization of Royal Dutch. While no determination has yet been made as to the future dividend policy of Royal Dutch, Royal Dutch may change its dividend policy. The holders of Ordinary Shares of Royal Dutch should be aware that there can be no assurance that Royal Dutch will continue to declare dividends to the shareholders at the same rate and/or frequency in the future as it has in the past, or that any dividends declared on the Ordinary Shares of Royal Dutch will be equivalent (giving effect to the exchange ratio) to dividends paid on Royal Dutch Shell shares.
     (f) Except as described above in (a) to (e), no material change in Royal Dutch’s business or corporate structure is currently planned or proposed.
     (g) Other than the actions described in (a) above, no changes to Royal Dutch’s articles of association, articles of incorporation or other actions which may impede the acquisition of control of Royal Dutch by any person are currently planned or proposed.
     (h) Royal Dutch Shell intends to request that Royal Dutch seeks to delist the Ordinary Shares of Royal Dutch from Euronext Amsterdam and from the New York Stock Exchange as soon as reasonably practicable in accordance with applicable rules. The Ordinary Shares of Royal Dutch have been removed from the Official List of the UK Listing Authority and from trading on the London Stock Exchange with effect from 20 July 2005.
     (i) After the end of the Subsequent Offer Acceptance Period, the Ordinary Shares of Royal Dutch may become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, Royal Dutch Shell currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through 4(i) of Schedule 13D (although Royal Dutch Shell reserves the right to develop such plans).
Item 5. Interest in Securities of Royal Dutch
     (a) Royal Dutch Shell has acquired beneficial ownership of 1,961,615,975 Ordinary Shares of Royal Dutch, or 94.79% of the Ordinary Shares of Royal Dutch

(the “Subject Shares”). This includes (i) all Ordinary Shares exchanged by Royal Dutch Shell for Royal Dutch Shell shares in the Offer and (ii) all Ordinary Shares tendered prior to the filing hereof in the Subsequent Offer Acceptance Period. Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Ordinary Shares in New York registry form tendered in the Offer via the guaranteed delivery procedure not delivered to the U.S. exchange agent in respect of the Offer as required by the Prospectus.
     (b) Upon settlement of any exchanges made during the Subsequent Offer Acceptance Period that have not yet settled, Royal Dutch Shell will have the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition of, the Subject Shares.
     (c) Except as described in this Schedule 13D and tenders of Ordinary Shares of Royal Dutch in the Exchange Offer by the persons identified in Schedule A, there have been no transactions in the Ordinary Shares of Royal Dutch effected by Royal Dutch Shell or, to Royal Dutch Shell’s knowledge, any person identified in Schedule A during the past sixty days other than:
     (i) Jeroen Van der Veer: Mr. Van der Veer received a notional number of 116 Ordinary Shares of Royal Dutch as part of the Deferred Bonus Plan on June 16, 2005 and 1189 Ordinary Shares of Royal Dutch as part of the Long Term Incentive Plan (the “Plan”) on June 15, 2005, which shares would be purchased when Mr. Van der Veer’s rights with respect to those shares vest.
     (ii) Malcolm Brinded: Mr. Brinded received a notional number of 422 Ordinary Shares of Royal Dutch as part of the Plan on June 15, 2005, which shares would be purchased when Mr. Brinded’s rights with respect to those shares vest.
     (iii) Rob Routs: Mr. Routs received a notional number of 822 Ordinary Shares of Royal Dutch as part of the Plan on June 15, 2005, which shares would be purchased when Mr. Rout’s rights with respect to those shares vest.
     (iv) Linda Cook: Ms. Cook received a notional number of 146 Ordinary Shares of Royal Dutch as part of the Restricted Stock Plan on June 16, 2005, which shares would be purchased when Ms. Cook’s rights with respect to those shares vest. In accordance with the terms of the Shell Provident Fund, in light of adjustments in currency exchange rates and market price of Ordinary Shares of Royal Dutch, the notional amount of Ordinary Shares of Royal Dutch held by Ms. Cook in such Fund decreased by 4 and 26 on June 1 and July 1, 2005, respectively, and increased by 91 on June 16, 2005.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Royal Dutch
     On May 18, 2005, Royal Dutch Shell, Royal Dutch and Shell Transport entered into the Implementation Agreement in respect of the Transaction setting forth, inter alia, the conditions to and conduct of the Transaction, the recommendation and approvals of Royal Dutch and Shell Transport in connection with the Exchange Offer and the Scheme, and the corporate governance being implemented in connection with the Transaction. Pursuant to the Implementation Agreement, Royal Dutch Shell agreed with Royal Dutch and Shell Transport to make the Exchange Offer on the terms set out in the offer documents with respect thereto. Royal Dutch agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavors to procure the satisfaction of the conditions to the Exchange Offer and to implement the Exchange Offer in accordance with its terms as set out in the offer documents. In addition, Royal Dutch Shell agreed not to vary, terminate or withdraw the Exchange Offer or to waive the conditions to the Exchange Offer or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch and Shell Transport.
Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name
1.	Implementation Agreement, dated May 18, 2005, among Royal Dutch Shell, Royal Dutch and Shell Transport (incorporated by reference to Annex A of the Registration Statement on Form F-4 of Royal Dutch Shell (Commission File Number 333-125037) filed with the Securities and Exchange Commission on May 18, 2005).
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 29, 2005

ROYAL DUTCH SHELL PLC
by	/s/ Mark Edwards
Name: Mark Edwards
Title: Assistant Company Secretary

SCHEDULE A
     The following is a list of the executive officers and directors of Royal Dutch Shell, setting forth, for each person, the name, citizenship, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
     The business address for each of the individuals listed below is Royal Dutch Shell, 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands.

		Position at	Present Principal Occupation
Name	Citizenship	Royal Dutch Shell	or Employment*
Aad Jacobs	The Netherlands	Non-Executive Chairman	Non-Executive Chairman of the Board of Directors of Royal Dutch Shell
Lord Kerr of Kinlochard	England	Deputy Chairman and senior independent Non-Executive Director	Deputy Chairman of the Board of Directors and Senior Independent Non-Executive Director of Royal Dutch Shell
Jeroen van der Veer	The Netherlands	Chief Executive	Chief Executive of Royal Dutch Shell
Peter Voser	Switzerland	Chief Financial Officer	Chief Financial Officer of Royal Dutch Shell
Malcolm Brinded	England	Executive Director, Exploration and Production	Executive Director, Exploration and Production, of Royal Dutch Shell
Linda Cook	United States	Executive Director, Gas & Power	Executive Director, Gas & Power, of Royal Dutch Shell
Rob Routs	The Netherlands	Executive Director, Oil Products and Chemicals	Executive Director, Oil Products and Chemicals, of Royal Dutch Shell
Maarten van den Bergh	The Netherlands	Non-Executive Director	Chairman of the Board of Directors of Lloyds TSB Group plc, which engages in consumer and commercial banking and the insurance and investment business and has its principal business address at 25 Gresham Street, London, EC2V 7HN, England.
Sir Peter Burt	England	Non-Executive Director	Chairman of ITV plc, which engages in television broadcasting and production, pay and digital TV and television leasing and has its principal business address at The London Television Centre, Upper Ground, London SE1 9LT, England.
Mary (Nina) Henderson	United States	Non-Executive Director	Non-Executive Director of Royal Dutch Shell
Sir Peter Job	England	Non-Executive Director	Non-Executive Director of Royal Dutch Shell
Wim Kok	The Netherlands	Non-Executive Director	Non-Executive Director of Royal Dutch Shell

		Position at	Present Principal Occupation
Name	Citizenship	Royal Dutch Shell	or Employment*
Jonkheer Aarnout Loudon	The Netherlands	Non-Executive Director	Chairman of ABN AMRO Holding N.V., which provides financial services including retail banking, private banking, asset management and investment banking services and has its principal business address at Gustav Mahlerlaan 10, Amsterdam, 1082PP, The Netherlands, and Akzo Nobel N.V., which manufactures paint, chemicals and salt and has its principal business address at Velperweg 76, 6824 BM Arnhem, Postbus 9300, 6800 SB Arnhem, The Netherlands.
Christine Morin-Postel	France	Non-Executive Director	Non-Executive Director of Royal Dutch Shell
Lawrence Ricciardi	United States	Non-Executive Director	Senior Advisor to Jones Day Reaves & Pogue, a law firm that has its business address at 222 East 41st St., New York, NY 10017-6702, and to Lazard Freres & Co., which provide financial services, including mergers and acquisitions, asset management, corporate restructuring, underwriting, securities placement and research services and has its business address at 30 Rockefeller Plaza, New York, NY 10020.
* Unless otherwise indicated, the address is Royal Dutch Shell, 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands.

2

Exhibit
Number	Exhibit Name
1.	Implementation Agreement, dated May 18, 2005, among Royal Dutch Shell, Royal Dutch and Shell Transport (incorporated by reference to Annex A of the Registration Statement on Form F-4 of Royal Dutch Shell (Commission File Number 333-125037) filed with the Securities and Exchange Commission on May 18, 2005).

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